EXHIBIT 99


            AMENDMENT TO REYNOLDS METALS COMPANY
             1992 NONQUALIFIED STOCK OPTION PLAN


     Effective January 1, 1993, the definition of "Eligible
Employee" appearing in Section 1.06 of the Reynolds Metals
Company 1992 Nonqualified Stock Option Plan is amended as follows by adding the language that is underscored:

          1.06 "Eligible Employee" shall mean any officer or regular salaried employee of the Company or a Subsidiary who satisfies all of the requirements of
     Section 2.02; provided, however, that no individual who is not a regular salaried employee of the Company or a Subsidiary may be granted a stock option if such individual is deemed at the time of the grant to be an "officer" of the Company for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.